September 12, 2007
VIA EDGAR TRANSMISSION
Jay Mumford
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FGX International Holdings Limited
Registration Statement on Form S-1 (File No. 333-139525)
     Dear Mr. Mumford:
     As per our discussion on September 6, 2007, and as per our letter dated September 10, 2007, below please find our supplemental response to comment no. 2 received by FGX International Holdings Limited (the “Registrant”) from the Securities and Exchange Commission’s (the “Commission”) staff (the “Staff”). The Registrant received comment no. 2 by letter dated August 28, 2007 (the “Comment Letter”) with respect to the Registrant’s Registration Statement on Form S-1 (File No. 333-139525), originally filed with the Commission on December 20, 2006 and amended on February 7, 2007, March 21, 2007, June 28, 2007, July 27, 2007, August 10, 2007, August 21, 2007 and September 10, 2007 (as amended, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”). The Registrant filed Amendment No. 7 to its Registration Statement on September 10, 2007 (“Amendment No. 7”).
     For the Staff’s convenience, the Staff’s comment no. 2 in the Comment letter has been restated below in bold type and the response appears immediately below such comment. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 7.
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Jay Mumford
Securities and Exchange Commission
September 12, 2007

Certain Relationship and Related Persons Transactions, page 114
2.	It is unclear why your response to prior comment 5 does not reflect an analysis of relevant case law or other authorities’ consideration of who is a “promoter.” A review of such authority may affect your conclusions. Regardless, as evidenced by the disclosure requirements of both Regulation S-K Items 101(a) and 404(c), when a business is acquired in the specified periods before the public is asked to purchase an ownership interest, the public must be told of the terms of the acquisition transactions. Please fully disclose the terms of the relevant transactions, including the amount paid to acquire the business that was transferred to the registrant. If you do not agree, please provide us (1) counsel’s opinion of the disclosure requirement based on relevant case law and other authority regarding the term “promoter” and (2) the basis for your belief that the amount paid for the acquired business is not necessary for investors to evaluate your current disclosures regarding the offering. It does not appear to be consistent with the disclosure rules for you to ask the public to purchase an interest in your business while being unwilling to disclose what was paid for that business.

At the Staff’s request, we have reviewed the legislative history, relevant case law and other authorities’ consideration of who is a promoter and we have set forth the related analysis below. As described below, based upon this review and analysis we continue to believe that involvement in the founding or organizing of an issuer’s business is a crucial component of status as a “promoter” and that, as a result, Berggruen Holdings’ participation in the acquisition and management of the Registrant and its participation in the current offering as a selling shareholder, all long after the founding and organizing of the Registrant’s business, do not render Berggruen Holdings a promoter in relation to the Registrant. Further, in the course of our review we have not identified any instance in which an entity has been found to be a promoter as defined in Rule 405 under the Securities Act on the basis of playing a role analogous to that played by Berggruen Holdings in relation to the Registrant.

The first interpretation of the term “promoter” that we were able to identify appears in an 1877 case from the United Kingdom. In Twycross v. Grant, (1876-77) LR 2 C.P.D. 469, 541, the term “promoter” is defined as a person who “undertakes to form a company with reference to a given project and to set it going, and who takes the necessary steps to accomplish that purpose.” In another early case, Ex-Mission Land and Water Company v. Flash, 97 Cal. 610, 32 Pac. 600, 604 (1893), the court stated “The word ‘promoter’ has no technical legal meaning, and applies to any person who takes an active part in inducing the formation of a company, whether he afterwards becomes connected with the company or not.”

Jay Mumford
Securities and Exchange Commission
September 12, 2007

The earliest references to promoters that we were able to identify in the U.S. federal securities law literature appear in various SEC enforcement cases from the late 1930’s and early 1940’s (prior to the addition of a definition of promoter under the Securities Act through Rule 405). Those cases usually involved the issuance of stop orders pursuant to Section 8(d) of the Securities Act suspending the effectiveness of registration statements that were found to be materially deficient for failing to disclose amounts paid, or to be paid, to persons found to be promoters. Those registration statements were typically filed on Form A-0-1, adopted for the use of mining corporations still in the promotional stage. The Instruction Book for Form A-0-1 included a definition of the term promoter which included “(a) Any person or persons taking initiative in founding and organizing the enterprise.”

In American Tung Grove Developments, Inc., 8 S.E.C. 51, 56 (1940), the registrant answered “none” to a question requiring disclosure of amounts paid to each “promoter” during the two years prior to filing the registration statement or proposed to be paid in the future. The Commission stated: “While neither the Act nor the rules define the term “promoter,” its accepted meaning, even in the narrowest sense, includes persons who take an active part in inducing the formation of a corporation.” 8 S.E.C. 51, 58 (1940). The testimony showed that the registrant was organized by two families, that the company has always been considered by them as a “family proposition,” and that they had received various payments from the registrant. The Commission found “that these persons who organized the registrant and have been its officers and directors since its incorporation are promoters...” IBID.

In Shawnee Chiles Syndicate, 10 S.E.C. 109, 115 (1941), the Commission noted that:
It has been stated that: “The word ‘promoter’ has no technical legal meaning, and applies to any person who takes an active part in inducing the formation of a company, whether he afterwards becomes connected with the company or not.” Ex-Mission Land and Water Company v. Flash, 97 Cal. 610, 32 Pac. 600, 604 (1893). The Commission also cited instances where individuals were found to be promoters: where they assisted either in the selection and acquisition of the properties to be transferred to the corporation or in the solicitation of stockholders and “actively participated ...in setting in motion the machinery ‘which led’ to the formation of the corporation”; where they were active participants in the registrant’s business and advanced money to finance it; and where they engaged actively in formation of the registrant.

Jay Mumford
Securities and Exchange Commission
September 12, 2007

In Shawnee Chiles Syndicate, the following were found to be promoters: two individuals who, at the time of the registrant’s organization, were given stock, made officers and directors and took an active part in the initial offering of the registrant’s stock to others; and one individual who assigned leases to the registrant for development, was given a contract to drill the registrant’s first well, owned property which benefited from the registrant’s drilling program, “was a principal factor in getting the enterprise started,” selected the registrant’s geologist and provided the registrant with a list of prospects to be approached in the initial offering of the registrant’s securities. However, another individual that “assisted in the preparation of the registration statement and offered some advice in connection with the organization of the registrant” was determined not to be a promoter.

The term “promoter” and its definition were added to the rules under the Securities Act in 1947 (with a subsequent revision to that definition adding the permitted use of the alternative terms “founder” or “organizer,” or another reasonably descriptive term, in 1981 during the “sunset review” of Regulation C). Rule 405 defines a “promoter” to include:
(i) Any person who, acting alone or in conjunction with one or more other persons, directly or indirectly takes initiative in founding and organizing the business or enterprise of an issuer, or
(ii) Any person who in connection with the founding and organizing of the business or enterprise of an issuer, directly or indirectly receives in consideration of services or property, or both services and property, 10 percent or more of any class of securities of the issuer or 10 percent or more of the proceeds from the sale of any class of such securities [otherwise than solely as an underwriting commission or solely in consideration of property].
This same definition is found in Item 1-02(s) of Regulation S-X and Rule 12b-2 under the Securities Exchange Act of 1934, and a similar definition of the term “promoter” is found in Section 2(a)(30) of the Investment Company Act of 1940, where it is defined as “a person who, acting alone or in concert with other persons, is initiating and directing, or has within one year initiated or directed, the organization of such company.”

The definitions of the term “promoter” found in Rule 405 under the Securities Act and in the Investment Company Act are narrowly focused and apply specifically to the creation of a new business. Rule 405 under the Securities Act uses the terms “founding and organizing,” while the Investment Company Act refers to “initiating and directing” the organization of a company. Both definitions conspicuously omit any reference to a promoter simply being active in a

Jay Mumford
Securities and Exchange Commission
September 12, 2007

company’s business. Rather, actual involvement in the creation of the business seems a fundamental prerequisite to promoter status.

The Staff has previously noted the analysis of the term “promoter” found in Securities Regulation, Loss & Seligman, 3d ed. (1998), and the discussion above incorporates analysis of the cases cited in that treatise. We note that the treatise also includes a quote from Ingenito v. Bermec Corp., 441 F. Supp., 525, 537 (S.D.N.Y. 1977) that could be taken as an attempt to expand the regulatory definition of promoter:
To be found a promoter..., one must either be active in the issuer’s business, ... or actively engaged in the formation of the issuer. The latter form of promoter activity invariably involves more than a general loan to an issuer...; to be an active participant in formation, one must be involved either in the transactions by which the issuer acquires the properties essential to the conduct of its business...or in the mechanics of the underwriting and registration process.
In context, however, such an expansion does not appear to have been the court’s purpose in that case. In Ingenito, the court found that “as a matter of law” a simple loan to a registrant does not constitute taking “initiative in founding and organizing the business or enterprise.” In reaching this conclusion, the court did not need to consider whether the definition of the term “promoter” would encompass a party that was active in managing the issuer’s business outside the context of that business’s establishment. Even had such an expansion been intended, it would have been mere dictum given the subject matter of the case, and would in no event constitute authority for disregarding the plain meaning of the regulatory definition itself.

The court in Ingenito specifically relied on Shawnee Chiles Syndicate and American Tung Grove Developments to support its conclusion that one who is “active in the issuer’s business” is a promoter. However, as discussed above, both of those cases specifically involved individuals who actually participated in the formation and organization of the issuer.

The other case often cited for the proposition that persons who were active participants in the registrant’s business and who advanced money to finance it were promoters is Oklahoma-Texas Trust, 2 S.E.C. 764 (1937), aff’d, Oklahoma-Texas Trust v. Securities and Exchange Commission, 100 f. (2d) 888, 894 (C.C.A. 10th, 1939). As is true with the cases cited above, that case also involved an individual who participated in the formation of the issuer. The SEC found that “The term ‘promoter’ ...must be broad enough to include one who, in concert with the actual incorporators, purchases property with the intent to sell it to an enterprise yet to be formed and to receive his compensation from the purchase

Jay Mumford
Securities and Exchange Commission
September 12, 2007

price of securities to be distributed to the public.” The Tenth Circuit was even more specific about the term promoter, citing Cook on Corporations: “A promoter is a person who brings about the incorporation and organization of a corporation. He brings together the persons who become interested in the enterprise, aids in procuring subscriptions, and sets in motion the machinery which leads to the formation of the corporation itself.” The Tenth Circuit concluded that an individual who was an active participant in the formation of the issuer, advanced money for the purchase of leases and assigned contracts to the issuer was a promoter of the issuer.

None of the cases or administrative decisions cited above involve facts similar to the Registrant’s, but they all do have one thing in common. Each of the cited cases and administrative decisions involves a newly formed company and the relationship of certain specific individuals to that newly formed company. As we have previously advised the Staff, the Registrant’s principal shareholder, Berggruen Holdings, did not found or organize the business of the Registrant. The business of the Registrant was “founded and organized” by the individuals who originally formed FosterGrant in 1919. Berggruen Holdings simply purchased an operating business that had been founded and organized by others (AAi.FosterGrant) and assisted in AAi.FosterGrant’s acquisition of another business that had been founded and organized by others (Magnivision). Berggruen Holdings did not provide any of the financing for the acquisition of Magnivision. Rather, the acquisition price was obtained by AAi.FosterGrant through a refinancing of its senior credit facility.

The Registrant’s history can be traced to 1919 when FosterGrant was founded in Leominster, Massachusetts as a manufacturer of ladies’ hair accessories. In 1929, the company sold its first pair of FosterGrant sunglasses in Atlantic City, New Jersey. In 1996, Accessory Associates, Inc., a costume jewelry distributor in Smithfield, Rhode Island, merged with FosterGrant, which was the surviving entity resulting from an earlier consolidation of a number of small and mid-sized sunglass companies, to create AAi.FosterGrant.

Berggruen Holdings’ first investment in AAi.FosterGrant was made in September 2000 through the purchase of senior debt. By 2002, AAi.FosterGrant was unable to support its debt burden and, with the assistance of Berggruen Holdings, AAi.FosterGrant exchanged $51.5 million of its senior debt for approximately 68% of its equity. Berggruen Holdings then acquired the remainder of AAi.FosterGrant’s outstanding shares in a series of transactions culminating with the acquisition of all remaining minority holdings in AAi.FosterGrant through its merger with a newly formed affiliate of Berggruen Holdings on September 30, 2003.

Jay Mumford
Securities and Exchange Commission
September 12, 2007

In December 2003, AAi.FosterGrant completed the strategic acquisition of certain trademarks and brand names from financially troubled Gargoyles Inc.

In October 2004, FGX International Limited was formed as a holding company for AAi.FosterGrant and the Registrant’s business was expanded through the acquisition of Magnivision, Inc., a division of American Greetings Corporation. This was an opportunistic acquisition of another well-established business in the Registrant’s industry (an importer and distributor of magnifying glasses and reading glasses) and was part of a strategy to further extend the Registrant’s optical product line. The resources used in the acquisition of Magnivision were the Registrant’s and not Berggruen Holdings’.

It is clear from this chronology that Berggruen Holdings did not found or organize the Registrant’s business and should not be considered a promoter.

The Staff has further asked us to comment on why we believe that the amount paid for AAi.FosterGrant is not necessary for investors to evaluate the disclosures regarding the offering. Because Berggruen Holdings is not a promoter within the meaning of Item 404(c) of Regulation S-K, the amount paid for AAi.FosterGrant is not required disclosure under that rule. While Item 101(a) requires disclosure of the general development of the business of the Registrant and its predecessors during the past five years, that disclosure has been provided in various places in the Registration Statement, including pages 4, 60, F-7, F-13 and F-14 of Amendment No. 7. In the next amendment to the Registration Statement, the Registrant intends to add additional detail to the disclosure on page 4 of Amendment No. 7 (with conforming changes on p. 121) by replacing the first sentence of the second paragraph under the heading “Company Information” with the following: “Our principal shareholder, Berggruen Holdings North America Ltd. (“BHNA”), acquired AAi.FosterGrant in a series of transactions during the period from September 22, 2000 through September 8, 2003, culminating with the acquisition of the remaining minority holdings in AAi.FosterGrant through its merger with a newly formed affiliate of BHNA on September 30, 2003.”

The Registrant does not believe that the initial price paid by Berggruen Holdings seven years ago for senior debt, the specific details of the debt-for-equity swap five years ago or the specific details of the acquisition of the remaining equity four years ago are relevant to a current investor’s investment decision (although the Registrant notes that the overall impact of the debt-for-equity swap on the Registrant’s financial condition is disclosed in note 4 on page 35 of Amendment No. 7 and the related entry in the Selected Historical Financial Data on page 34 of Amendment No. 7.) As described in the Registration Statement, since Berggruen Holdings’ original purchase, the Registrant has acquired the Gargoyles trademarks, acquired Magnivision, completed two refinancings and hired a new CEO and CFO. The combined operations of AAi.FosterGrant and Magnivision

Jay Mumford
Securities and Exchange Commission
September 12, 2007

are included in the financial statements included in the Registration Statement and analyzed in Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 36 of Amendment No. 7. The contrast between the Registrant’s results of operations before and after the Magnivision acquisition are illustrated in the Selected Historical Financial Data on pages 34 and 35 of Amendment No. 7. All amounts paid to Berggruen Holdings by the Registrant during the past three fiscal years are disclosed on pages 117, 118 and F-27 of Amendment No. 7.
The Registrant submits that the information contained in the Registration Statement complies in all respects with Item 101(a) of Regulation S-K and that, since Berggruen Holdings is not a promoter within the meaning of Rule 405, no additional disclosure with respect to Berggruen Holdings’ initial acquisition of the Registrant is required.
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this letter, or desire any further information or clarification with respect to Amendment No. 7, please do not hesitate to contact the undersigned by telephone at 954-768-8235 or Donn A. Beloff at 954-768-8283.
Sincerely,
/S/ BRIAN J. GAVSIE
Brian J. Gavsie
CC: Alec Taylor, CEO of the Registrant